1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR APRIL 2023 Signy, Switzerland, May 11, 2023 New data from Global Blue shows that the overall dynamic recovery for Tax Free Shopping remains strong across Continental Europe and Asia Pacific. Globally, issued Sales in Store like-for-like recovery remains solid at 106%1 in April vs. 101%1 in Q1 2023. This acceleration of the recovery in April is due to the progressive return of Mainland Chinese shoppers. This is despite an unfavorable calendar effect linked to the absence of Gulf Cooperation Council Citizens traveling in April due to Ramadan2. For the first time, the Asia Pacific recovery rate almost reached 2019 levels, at 99%1. Continental Europe recovery remains solid In Continental Europe, the recovery is stable at 110%1 in April compared to 109%1 in Q1 2023. Regarding origin markets, the return of Mainland Chinese residents has accelerated, with a recovery rate reaching 47%1 in April vs. 31%1 in Q1. This acceleration has offset the slowdown in the Gulf Cooperation Council residents’ recovery at 109%1 in April vs. 255%1 in Q1 due to the Ramadan unfavorable calendar effect2. US shopper recovery remains strong at 274%1 in April vs. 288%1 in Q1. In terms of destination markets, the solid recovery in April was across all destinations, predominantly led by Greece at 155%1, France at 138%1, Spain at 123%1, Italy at 111%1, and Switzerland at 107%1. An accelerating recovery in Asia Pacific In Asia Pacific, the recovery reached 99%1 in April vs. 87%1 Q1. In terms of origin markets, the return of Mainland Chinese shoppers has also been a key contributor to the strengthening recovery in Asia Pacific. In April, Mainland Chinese shopper recovery in South Korea reached 105%1 in April vs. 47%1 in Q1, whilst in Singapore Mainland Chinese shopper recovery reached 83%1 in April vs. 40%1 in March.

With regards to the other origin market nationalities, Hong Kong and Taiwan residents continue to have an elevated recovery level at 349%[1] in April vs. 368%[1] in Q1. This was followed by South East Asia residents at 164%[1] in April vs. 145%[1] in Q1.

Regarding **destination markets**, Japan and South Korea are leading the Sales in Store like-for-like recovery, both reaching 102%[1] in April, followed by Singapore at 94%[1].

A gradual recovery for Mainland Chinese shoppers

Since China's borders reopened in January 2023, air capacity recovery from Mainland China to key destinations has been gradually on the rise.

In Continental Europe, air capacity recovery reached 36%[3] in April vs. 22%[3] in March. In Asia Pacific, air capacity recovery reached 31%[3] in April vs. 14%[3] in March as a result of the easing of Covid restrictions in the region. The willingness to travel for Mainland China shoppers has significantly increased, reaching 79%[4] in April vs. 70%[4] in March.

The average spend progression is also strong for Chinese shoppers. In April, it increased by 59%[5] in Continental Europe and 127%[5] in Asia Pacific.

On the back of this progressive air capacity recovery and average spend increase, there is a steady improvement in the Sales in Store like-for-like Mainland Chinese recovery which has reached 45%[1] worldwide in April vs. 32%[1] in Q1.

Projected Air capacity recovery from Mainland China[3]	May 2023	June 2023	Q3 2023
Continental Europe	41%	46%	51%
Asia Pacific	42%	49%	49%

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	April 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	110%	109%	104%	101%	75%	53%
Asia Pacific	99%	87%	80%	51%	39%	16%
TOTAL	106%	101%	97%	89%	65%	40%

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Ramadan took place from May 5th to June 3rd in 2019, while it took place from March 22d to April 20th in 2023, leading to an unfavorable basis effect in March and April 2023.*

[3] *Air capacity: ForwardKeys data platform - March 2023*

[4] *Global Blue Willingness to travel survey*

[5] *Chinese shoppers increase of average spend per international shopper versus 2019*

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Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, April 2023, Source: Global Blue

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